Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec Receives Notice from Nasdaq

Sydney, 25 July 2019: Benitec Biopharma Limited ("Benitec" or the "Company") (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) has its ordinary shares listed on the Australian Securities Exchange and American Depositary Shares ("ADSs") listed on The Nasdaq Capital Market. Each ADS represents 20 ordinary shares of the Company.

On 23 July 2019, the Company received a letter, dated 22 July 2019, from Nasdaq notifying that for the last 30 consecutive business days the bid price of the Company's ADSs closed below the minimum US$1 per share requirement for continued inclusion on The Nasdaq Capital Market under Nasdaq Rule 5450(a)(1).

According to Nasdaq's letter, the Company will be afforded a grace period of 180 calendar days in which to regain compliance. In order to regain compliance, the Company's ADSs must maintain a minimum bid closing price of at least US$1 per share for a minimum of 10 consecutive business days during the grace period.

During the 180 day compliance period, Benitec intends to actively pursue steps that will lead it to continue to comply with its obligations under the Nasdaq Listing Rules. During the period, Benitec's ADSs and Warrants will continue to trade uninterrupted on Nasdaq.

In the event that the Company does not comply during the 180 day period, it may be eligible to receive an additional 180-day compliance period. The notification has no effect on the Company's ASX listing and no immediate effect on its listing on Nasdaq or trading of its ADSs or Warrants.

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United States Investor Relations Jay A. Morakis CEO M Group Strategic Communications Office: +1 646 859 5951 Cell: +1 917 692 4950 jmorakis@mgroupsc.com	Australia Investor Relations Megan Boston Executive Director Benitec Biopharma Limited Tel: +61 400 195 388 Email: mboston@benitec.com

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com